SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT

Exhibit	Description
1.1	Announcement dated December 11, 2008 regarding the Poll Results of the Registrant’s Extraordinary General Meeting held on December 11, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

EXTRAORDINARY GENERAL MEETING

HELD ON 11 DECEMBER 2008 – POLL RESULTS

Hutchison Telecommunications International Limited (the “Company”) announces the poll results in respect of the resolution proposed at the extraordinary general meeting (the “EGM”) of the Company held on 11 December 2008 as follows:

Resolution proposed at the EGM	No. of Votes (Approx. %)
	For	Against
To approve, confirm, and ratify the entering into of the Facility Agreement dated 25 November 2008 with Hutchison Telecommunications Finance Company Limited and Hutchison Facility Agents Limited by the Company, the terms of the Facility Agreement (including the “Caps” (as such term is defined in the circular of the Company dated 25 November 2008) ) and the transactions contemplated thereby or incidental thereto, and to authorise the directors of the Company to execute such other documents and/or to do all such acts on behalf of the Company as they may consider necessary for the purpose of or in connection with the Facility Agreement and the transactions contemplated thereby or incidental thereto.	1,446,892,994 (99.9908%)	133,220 (0.0092%)

The resolution was duly passed as an ordinary resolution.

As at the date of the EGM, the number of shares of par value HK$0.25 each of the Company (“Shares”) in issue was 4,814,346,208. The total number of Shares entitling the holders to attend and vote for or against the resolution proposed at the EGM was 1,908,523,955. Hutchison Whampoa Limited and its associates (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited), together holding 2,905,822,253 Shares, abstained from voting on the resolution proposed at the EGM.

Computershare Hong Kong Investor Services Limited, the Hong Kong Share Registrar of the Company, acted as scrutineer for the poll at the EGM.

For and on behalf of

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

Edith Shih

Company Secretary

Hong Kong, 11 December 2008

1

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man) Mr. WONG King Fai, Peter	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Directors: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll) Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)

2